                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934*
                               (AMENDMENT NO. 4)



                                   K Swiss Inc.
            ------------------------------------------------------
                                (Name of Issuer)



                Class A Common Stock, $0.01 par value per share
           --------------------------------------------------------
                        (Title of Class of Securities)


                                  482686-10-2
                    ---------------------------------------
                                (CUSIP Number)

           Stanley J. Bernstein, Chairman, The Biltrite Corporation,
         Stephen A. Fine, Two University Office Park, 51 Sawyer Road,
       Waltham, MA  02254; with a copy to Don S. DeAmicis, Ropes & Gray,
                  One International Place, Boston, MA  02110
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                August 21, 1998
            --------------------------------------------------------
            (Dates of Events which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box


NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 482686-10-2                                      PAGE 2 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Biltrite Corporation  04-3031551

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,094
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,094
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,094

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 482686-10-2                                      PAGE 3 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stanley J. Bernstein ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,094
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,094
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,094

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

                                   SCHEDULE 13D
-----------------------                                  ---------------------
 CUSIP NO. 482686-10-2                                      PAGE 4 OF 6 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stephen A. Fine  ###-##-####

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      AF

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
 5    PURSUANT TO ITEMS 2(d) or 2(e)                                [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.A.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          355,094
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                          355,094
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      355,094

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                  [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      9.8

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN

------------------------------------------------------------------------------

ITEM 4.  PURPOSE OF TRANSACTION
         ----------------------

     The Biltrite Corporation ("Biltrite") purchased the shares of Class B Common Stock of K-Swiss, Inc. (the "Company") reported herein solely for the purpose of investment. Biltrite retains the right to vote its shares of Class B Common Stock or to convert such shares into Class A Common Stock as it determines, except as otherwise described in Item 6 hereof. Depending upon market conditions and other factors that Biltite may deem material to its investment decision, Biltrite may purchase shares of Class A Common Stock in the open market, in private transactions or by any other permissible means or may dispose of all or a portion of the Share of Class A or Class B Common Stock that are presently owned or hereafter acquired. On August 21, 1998, Stanley J. Bernstein and Stephen A. Fine resigned as directors of the Company. The Company has filed a registration statement on Form S-3 covering a proposed offering of 347,294 shares of Class A Common Stock of the Company which are to be offered by Biltrite.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER
         -------------------------------------

     Biltrite is the beneficial owner of the shares of the Company to which this Schedule relates. Biltrite has both the power to vote and the power to dispose of such shares.

     Under the definition of "beneficial ownership" in Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, Stanley J. Bernstein and Stephen A. Fine might also be deemed to be the beneficial owners (together with Biltrite) of the shares because Stanley J. Bernstein and Stephen A. Fine each are directors of Biltrite and collectively beneficially own 100% of the voting shares of Biltrite.

     Commencing on July 27, 1998 and continuing through the date hereof, Biltrite has converted 41,300 shares of Class B Common Stock of the Company into Class A Common Stock of the Company, and sold 41,300 shares of Class A Common Stock on such dates, in such amounts and at such prices as set forth below. All sales were effected by open market transactions.

        Date                     No. of Shares       Price
        ----                     -------------       -----
      July 27, 1998                    7,500        $ 26.00
      July 27, 1998                   11,500          26.00
      July 27, 1998                    2,500         26.375
      July 31, 1998                   10,500         24.625
      August 4, 1998                   1,000          25.00
      August 4, 1998                   1,500          25.25
      August 11, 1998                  5,000         24.625
      August 12, 1998                  1,800         24.625

     As a result of these sales, Biltrite, as of the date hereof, is the beneficial owner of 345,094 shares of Class B Common Stock, or 15.8% of the Class B Common Stock outstanding, and 10,000 shares of Class A Common Stock. Assuming all Class B Common Stock held by Biltrite were converted into Class A Common Stock, Biltrite would be the beneficial owner of 9.8% of the Class A Common Stock.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        THE BILTRITE CORPORATION



                                        By: /s/ Stanley J. Bernstein
                                           ---------------------------------
                                           Stanley J. Bernstein, Chairman


                                           /s/ Stanley J. Bernstein
                                           ---------------------------------
                                           Stanley J. Bernstein


                                           /s/ Stephen A. Fine
                                           ---------------------------------
                                           Stephen A. Fine

Dated:  August 28, 1998


                                  Page 6 of 6